JUSTEENE BLANKENSHIP, PLLC

7069 S. HIGHLAND DR., SUITE 300

SALT LAKE CITY, UT 84121

(801) 274-1011 voice

(810) 274-1099 fax

May 14, 2010

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:   Sonia Barros, Special Counsel

Re:

Good Earth Land Sales Company

Post Effective Amendment No, 2 to Form SB-2 on Form S-1

Filed April 27, 2010

File No. 333-139220

Dear Ms. Barros:

On behalf of Good Earth Land Sales Company (“Good Earth” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of May 5, 2010.

Amendment 2 to Form 10-K for the fiscal year ended December 31, 2008

Item 9a(T). Controls And Procedures, page F-3

Management’s Annual Report on Internal Control over Financial Reporting, page F-3

1.

You disclose that your management, including your Board of Directors and principal financial and executive officer have concluded that your internal control over financial reporting was not effective as of September 30, 2009. Please revise to report on your internal control over financial reporting as of the end of your fiscal year ended December 31, 2008. Please also disclose the reasons underlying the problems with your internal control over financial reporting and discuss the steps that you took to try to remedy the problems. This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management. See Item 308T of Regulation S-K. Please also include the statement regarding the attestation report of the company’s registered public accounting firm require by Item 308T(a)(4).

Response:

Item 9a(T) of the 10-K for the period ended December 31, 2008 has been revised to provide the disclosures required pursuant to Item 308T of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page F-3

2.

You disclose that your principal executive officer and principal financial officer have reviewed the effectiveness of your disclosure controls and procedures and concluded that the disclosure controls and procedures were not effective. Please also disclose the reasons underlying the problems with your disclosure controls and procedures and discuss the steps that you took to try to remedy the problems.

Response:

The 10-K for the period ended December 31, 2008 has been revised to disclose the reasons underlying the problems with the Company’s disclosure controls and procedures and steps taken to try and remedy the problems.

Exhibit 31.1

3.

Please revise paragraph 4 to include the introductory language regarding internal control over financial reporting and to include the language as provided in paragraph 4(d) of Item 601(b)(31)(i) of Regulation S-K. Your certification as filed omits the introductory language regarding internal control over financial reporting in Paragraph 4 and refers to “the period covered by this report” in paragraph 4(d) instead of “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” as required. Please see Item 601(b)(31)(i) of Regulation S-K.

Response:

Exhibit 31.1 has been revised to reflect the language required pursuant to Item 601(b)(31)(i) of Regulation S-K.

Form 10-K for the fiscal year ended December 31, 2009

Item 9a(T). Controls And Procedures, page 12

Management’s Annual Report on Internal control over Financial Reporting, page 12

4.

You disclose that your management, including your Board of Directors and principal financial and executive officer have concluded that your internal control over financial reporting was not effective as of December 31, 2009. Please also disclose the reasons underlying the problems with your internal control over financial reporting and discuss the steps that you took to try to remedy the problems. This discussion must include disclosure of any material weakness in your internal control over financial reporting identified by management. See Item 308T of Regulation S-K. Please also include the statement regarding the attestation report of the company’s registered public accounting firm require by Item 308T(a)(4).

Response:

Item 9a(T) of the 10-K for the period ended December 31, 2009 has been revised to provide the disclosures required pursuant to Item 308T of Regulation S-K.

Evaluation of Disclosure Controls and Procedures, page 12

5.

You disclose that your principal executive officer and principal financial officer have reviewed the effectiveness of your disclosure controls and procedures and concluded that the disclosure controls and procedures were not effective. Please also disclose the reasons underlying the problems with your disclosure controls and procedures and discuss the steps that you took to try to remedy the problems.

Response:

The 10-K for the period ended December 31, 2009 has been revised to disclose the reasons underlying the problems with the Company’s disclosure controls and procedures and steps taken to try and remedy the problems.

Exhibit 31.1

6.

Please revise paragraph 4 to include the introductory language regarding internal control over financial reporting and to include the language as provided in paragraph 4(d) of Item 601(b)(31)(i) of Regulation S-K. Your certification as filed omits the introductory language regarding internal control over financial reporting in Paragraph 4 and refers to “the period covered by this report” in paragraph 4(d) instead of “the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report)” as required. Please see Item 601(b)(31)(i) of Regulation S-K.

Response:

Exhibit 31.1 has been revised to reflect the language required pursuant to Item 601(b)(31)(i) of Regulation S-K.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the Company will provide you with a letter, acknowledging that:

•

should the Commission of the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the commission of the staff, action pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter. Please contact me at (801)274-1011 or justblank2000@yahoo.com if you need any additional information.

Sincerely,

/s/ Justeene Blankenship

Justeene Blankenship

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